EXHIBIT 3

[Provisional Translation]
Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release — December 15, 2009 9
Notice Concerning Unit Split
Japan Retail Fund Investment Corporation (TSE: 8953, “JRF”) announces that it decided at its board of directors’ meeting held today to implement a unit split (the “Unit Split”) as outlined below.

1.	Purpose of split
     JRF agreed to implement a merger (the “Merger”) with LaSalle Japan REIT Inc. (“LJR”) on March 1, 2010 and entered into a merger agreement as described in the “Notice Regarding Execution of Merger Agreement between Japan Retail Fund Investment Corporation and LaSalle Japan REIT Inc.” released today.
     The Merger is an absorption-type merger, in which JRF is the surviving corporation, and the merger ratio before considering the Unit Split is 0.295:1 (LJR: JRF). With this ratio, however, 0.295 units of JRF would be allocated to every one of LJR’s units, and a large number of LJR unitholders would receive only fractional units of JRF. Therefore, a four-for-one unit split for units of JRF will be implemented in order that at least one unit of JRF will be issued to all of LJR’s unitholders so that LJR’s unitholders will be able to continue to hold JRF’s units after the Merger. Following the Unit Split, 1.18 units of JRF will be allocated per unit of LJR and issued to LJR’s unitholders.

Rule 802 Legend
     This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
     You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

2.	Summary of split
(1)	Split method
     Each unit owned by unitholders listed in the final unitholders register on February 28, 2010 (Sunday), the day immediately prior to the effective date of the Merger, will be split into four units. The Unit Split is subject to (i) approval of the proposals relating to the Merger by the general meetings of unitholders of both JRF and LJR as announced in the “Notice Regarding Execution of Merger Agreement between Japan Retail Fund Investment Corporation and LaSalle Japan REIT Inc.” released today, and (ii) the merger agreement for the Merger not being cancelled or expiring by the day immediately prior to the effective date of the Merger. The Unit Split will come into effect on March 1, 2010 (Monday), the effective date of the Merger.
     The fractional units (post-unit split) that arise as a result of the allotment and distribution to LJR’s unitholders will be aggregated and sold on the market, and the proceeds from this sale will be distributed to unitholders receiving fractional units based on the fraction held.

*	Because the record date is February 28, 2010 (Sunday), a nonbusiness day for the administrator of the unitholders register, the actual record date will be February 26, 2010 (Friday). Therefore, the right to receive units through the Unit Split will be granted to unitholders who hold units as of such date.

(2)	Number of units increased by the split, etc.

1)	Number of outstanding units of JRF before the split	386,502
2)	Number of units increased by this split	1,159,506
3)	Number of outstanding units of JRF after the split	1,546,008
4)	Number of outstanding units of JRF after the Merger	1,688,198	*[1]
5)	Number of issuable units after the split and the Merger	8,000,000	*[2]

*	1 In the case that 1.18 units of JRF after the Unit Split will be distributed for each of all the units of LJR in the Merger.

*	2 Although the current number of issuable units is 2,000,000, JRF is planning to change the number of issuable units to 8,000,000 after approval of a partial amendment to its articles of incorporation at the general meeting of unitholders of JRF, to be held on January 26, 2010, and subject to the condition that the Merger becomes effective, as announced in the “Notice regarding Amendment to the Article of Incorporation of the Investment Corporation and Appointment of Directors” released today. Number of issuable units after this amendment is described above.

3.	Schedule of the split

(1)	Public notice date for record date	Middle of February, 2010 (scheduled)
(2)	Record date	February 28, 2010 (scheduled)
(3)	Effective date	March 1, 2010 (scheduled)

4.	Other
     Other matters required for the Unit Split will be determined at board of directors’ meetings to be held in the future.
About JRF: Japan Retail Fund Investment Corporation (“JRF”) is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 50 properties containing approximately 2.5 million square meters of leasable space.
Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.
Contacts: For further information relating to this press release as well as JRF and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: +81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for JRF.
Investor Relations: Telephone Number: +81-3-5293-7081
[Provisional Translation Only]
The English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.
End of Document